Mail Stop 6010

October 22, 2007

Steven L. Basta
Chief Executive Officer
BioForm Medical, Inc.
1875 So. Grant Street, Suite 110
San Mateo, California 94402

> **Re: BioForm Medical, Inc.**
> **Registration Statement on Form S-1, Amendment 2**
> **Filed October 15, 2007**
> **File No. 333-145584**

Dear Mr. Basta:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Recent Developments, page 4

1. We note the figures in this section are subject to adjustment based upon the finalization of your quarter-end closing reporting processes and "other things." Please be more specific as to what you have not yet done. Note that depending upon the situation, it may be inappropriate to include this information.

Use of Proceeds, page 24

2. We note your response to comment 2, and we reissue the comment in part. You should identify all products for which you plan to use the proceeds. Currently, the only products you specifically identify are BioGlue and Radiesse. The second bullet point refers to "research and development activities, consisting of product development, regulatory and clinical initiatives." The fourth bullet point refers to "other research and development activities" and "other dermal filler products." Please identify the specific activities and products that fall within these generalized descriptions in the second and fourth bullet points. State an approximate amount of the proceeds that you plan to apply to each activity and product, and briefly describe the plans with respect to each.

Management's Discussion and Analysis or Financial Condition and Results of Operations, page 30

Critical Accounting Policies and Estimates, page 38

Stock-Based Compensation Expense, pages 38 - 41

3. We acknowledge the additional disclosures included in response to comment three. We continue to believe that your method of weighting the enterprise values determined by the income approach and the market approach is not an acceptable method of determining your enterprise value. Instead, the enterprise value should be determined based on the approach that is considered to be the most appropriate. Please revise your disclosures as originally requested.

4. It is not clear how you addressed certain aspects of comment five and thus the comment is being reissued in its entirety. In addition, tell us why determining the enterprise value under the market approach using the method described in the last paragraph on page 40 is considered appropriate. We may have additional comments.

5. It is not clear how you addressed certain aspects of comment six and thus the comment is being reissued in its entirety. When discussing the significant factors contributing to the difference between the fair value as of the date of each grant and the estimated IPO price, highlight transactions with unrelated parties, if any, that management believes to be particularly evident of an objective fair market value per share determination. Your analysis should progressively bridge management's fair value per share determinations to the current estimated IPO price per share. Please continue to update your table on page 37 for any grants or equity issuances up until the time of effectiveness of your registration statement.

6. Please include a recently dated consent letter from your valuation specialist with your amended filing as required by Item 601 of Regulation S-K.

Manufacturing, page 57

7. We note the disclosure about Tulsa Dental Specialties and CAM Implants pursuant to comment 16 in our September 13, 2007 comment letter. Please disclose whether or not the contracts specify any minimum purchase requirements. If either does, you should disclose the dollar amount of these purchases for each agreement.

Acquired and In-Licensed Rights, page 59

8. We note your response to comment 10 with respect to the Bristol-Myers Squibb agreement.

   - Please disclose the dollar amount of royalties you paid to BMS during the fiscal year ended June 30, 2007.
   - Please disclose the consequences of failing to pay the royalties. If the company might lose its rights to the Coaptite assets, the agreement would appear still to be material to your business, in which case you should file it as an exhibit.
   - We note your royalty obligation may expire with the expiration of the last patent licensed under the agreement. Please disclose the expiration date of the patent that is currently scheduled to be the last to expire.

9. We note your response to comment 10 with respect to Kreussler and CryoLife. We continue to believe these agreements should be filed. Based on the fact that your company is currently operating at a loss, as well as the extensive disclosure throughout the prospectus regarding your plans for and dependence upon Aethoxysklerol and BioGlue, it appears the agreements with Kreussler and CryoLife should be filed pursuant to Item 601(b)(10) of Regulation S-K.

10. Please disclose when the Kreussler and CryoLife agreements are scheduled to expire. If their expiration depends upon the expiration of patents, disclose when the relevant patents are currently scheduled to expire.

11. Please disclose whether or not the Kreussler and CryoLife agreements specify any minimum purchase requirements. If either does, you should disclose the dollar amount of these purchases for each agreement.

12. We note you may be required to pay up to an aggregate $3.7 in milestones under the Kreussler and CryoLife agreements. Please disclose the amount for each

agreement separately. Also disclose the amount paid to date under each agreement, if any.

Note 6. Convertible Preferred Stock

Series A and B Convertible Participating Preferred Stock

13. Refer to our comment number 18. Please tell us why you do not believe you had a beneficial conversion feature for the preferred stock issuances in March 2007 at $5.50 per share in light of your IPO mid-range of $10 per share.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ibolya Ignat at (202) 551-3656 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: David J. Saul
        Adrian M. Rich
        Wilson Sonsini Goodrich & Rosati, Professional Corporation
        650 Page Mill Road
        Palo Alto, California 94304